Exhibit 99.1

Scorpio Bulkers Inc. Announces Time Charter Out Agreement
MONACO-June 25, 2015 - Scorpio Bulkers Inc. (NYSE: SALT) (the “Company”) announced today that the Company has agreed to time charter-out the SBI Montesino, a Capesize vessel that is currently under construction in South Korea with delivery expected in July, 2015. Upon delivery from the shipyard, the vessel will be chartered-out to a major European charterer for 4-7 months at $14,500 per day.
About Scorpio Bulkers Inc.

Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. currently owns nine vessels, consisting of two Capesize, three Kamsarmax vessels and four Ultramax vessels. The Company also time charters-in 12 dry bulk vessels (one Handymax, one Ultramax, three Supramax, one Panamax, three Kamsarmax and three Post-Panamax vessels) and, after giving effect to the previously announced sales of newbuilding contracts, has contracted for 51 dry bulk vessels consisting of 24 Ultramax, 18 Kamsarmax, and nine Capesize vessels, from shipyards in Japan, South Korea, and China. Upon final delivery of all of the vessels the owned fleet is expected to have a total carrying capacity of approximately 5.4 million deadweight tonnes. Additional information about the Company is available on the Company's website www.scorpiobulkers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the SEC for a more complete discussion of these and other risks and uncertainties.

Contact Information

Scorpio Bulkers Inc.
646-432-1675
www.scorpiobulkers.com